EXHIBIT 21.1

PRINCIPAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction in Which Organized or Incorporated
Consolidated Subsidiaries of Stoneridge, Inc.:
Stoneridge Electronics AB	Sweden
Stoneridge Electronics Ltd.	Scotland
Stoneridge Pollak Ltd.	England
Stoneridge International Financial Services Company	Ireland
Stoneridge Control Devices, Inc.	Massachusetts, United States
Stoneridge Electronics, Inc.	Texas, United States
Alphabet de Mexico SA de CV	Mexico
TED de Mexico SA de CV	Mexico